ASSIGNMENT AND ASSUMPTION AGREEMENT

WHEREAS GSCP VI AA One Holding S.àr.l (“GS Shareholder Holdco One”) is the registered owner of 222 Class A Preferred Shares and 563,964 Class B Common Shares (collectively the “GS One Shares”) in the capital of CW Investments Co. (“CW Investments”), and GSCP VI AA One Parallel Holding S.àr.l (“GS Shareholder Holdco Two” and, together with GS Shareholder Holdco One, the “Vendors”) is the registered owner of 111 Class A Preferred Shares and 83,050 Class B Common Shares (the “GS Two Shares”, and together with the GS One Shares, the “Shares”) in the capital of CW Investments;

AND WHEREAS Canwest Media Inc. (“CMI”) is the registered owner of 666 Class A Preferred Shares and 352,986 Class A Common Shares in the capital of CW Investments;

AND WHEREAS CMI, GS Capital Partners VI Fund, L.P. (“GSCP”), the Vendors and CW Investments are party to a shareholders agreement in respect of CW Investments as amended and restated as of January 4, 2008 (the “Shareholders Agreement”);

AND WHEREAS 7316712 Canada Inc. (the “Purchaser”) wishes to purchase the Shares from the Vendors and the Vendors wish to sell the Shares to the Purchaser;

AND WHEREAS pursuant to a share and option purchase agreement (the “Share Purchase Agreement”), entered into contemporaneously with this Agreement, among GSCP, the Vendors, Shaw Communications Inc. (“Shaw”), the Purchaser and CW Investments, the Vendors will effect the sale of the Transferred Shares to the Purchaser and grant an option to the Purchaser to purchase the Option Shares on the terms and subject to the conditions contained therein;

AND WHEREAS CW Investments has consented to the transfer of the Shares by the Vendors to the Purchaser pursuant to the terms of the Share Purchase Agreement;

AND WHEREAS pursuant to a consent entered into contemporaneously with this Agreement, CMI has consented to the transfer of the Shares by the Vendors to the Purchaser;

AND WHEREAS CMI, GSCP, the Vendors and CW Investments are party to an indemnity agreement made as of August 15, 2007 (the “Indemnity Agreement”) in connection with the Shareholders Agreement;

AND WHEREAS the parties hereto wish to terminate certain agreements named herein and fully and finally release each other from any and claims or Liabilities thereunder;

AND WHEREAS all capitalized terms used and not defined in this Agreement shall have the meanings given to them in the Share Purchase Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants, representations and warranties of the parties hereinafter contained and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged by each party, the parties agree and covenant as follows:

1. Parties to Shareholders Agreement

(a) From and after the date hereof, Shaw and the Purchaser hereby agree to be bound by the terms (including all covenants, agreements and obligations) of the Shareholders Agreement as a party to the Shareholders Agreement and each of the parties to the Shareholders Agreement agree that Shaw and the Purchaser shall be entitled to all benefits of a party to the Shareholders Agreement, as a party thereto.

(b) Subject to Section 1(d) below, the Purchaser shall be a new party to the Shareholders Agreement in the identical capacity to the Vendors, entitled to the same rights and benefits and subject to the same restrictions and obligations after the date hereof as the Vendors pursuant to the Shareholders Agreement, mutatis mutandis. Subject to Section 1(d) below, Shaw shall be a new party to the Shareholders Agreement in the identical capacity to GSCP, entitled to the same rights and benefits and subject to the same restrictions and obligations after the date hereof as GSCP pursuant to the Shareholders Agreement, mutatis mutandis.

(c) GSCP and the Vendors hereby cease to be parties to or have any right, title and interest in and to or have any obligation or Liability under or in connection with the Shareholders Agreement. Each of the parties hereto agrees and acknowledges that (i) from and after the date hereof, neither GSCP nor either Vendor shall be (or be deemed to be) a party to the Shareholders Agreement (or have the benefit of any rights or have any obligations or Liabilities thereunder) and (ii) as a result of the termination of its rights and obligations thereunder, no further action is required of GSCP or either Vendor in connection with any further amendment or restatement of the Shareholders Agreement.

(d) For purposes of Shaw and the Purchaser becoming parties to the Shareholders Agreement:

(i)	sections 3.3, 3.5, 4.15, 6.11, 6.12 and 8.1 of the Shareholders Agreement are deleted and neither Shaw or the Purchaser shall have any rights or obligations in connection with such sections;

(ii)	all references to “Ancillary Agreements” in section 4.7 of the Shareholders Agreement are deleted; and

(iii)	for any calculation of the number of Shares owned or held, directly or indirectly, by Shaw or the Purchaser in connection with the Shareholders Agreement, Shaw and the Purchaser shall be deemed to own or hold an additional number of shares equal to the number of Option Shares until the 18 month anniversary of the Outside Date.

(e) For greater certainty, neither this Agreement, nor the Share Purchase Agreement, nor the transactions contemplated thereby, nor any other document executed pursuant to any of the foregoing, shall result, directly or indirectly, in the Shareholders Agreement ceasing to be an agreement to which CMI was a party on the day the CCAA proceedings in respect of CMI and related Canwest entities were commenced.

(f) It is acknowledged and agreed by all parties hereto that, so long as the Vendors hold Option Shares (i) they shall continue to have the rights of a shareholder of CW Investments under the organizational documents thereof and under applicable law and (ii) neither GSCP nor either Vendor shall have any rights or obligations or Liabilities pursuant to or under the Shareholders Agreement.

(g) Subject to the following sentence in this section 1(g), CMI hereby covenants and agrees with Shaw and the Purchaser that it shall not, without the prior written consent of Shaw, (i) disclaim or resiliate this Agreement or the Shareholders Agreement in accordance with the provisions of the Companies’ Creditors Arrangement Act (Canada) or undertake any actions in respect thereof or (ii) otherwise refuse to perform its obligations under the Shareholders Agreement. The foregoing covenant shall be of no force or effect if the subscription by Shaw for all of the common shares of a restructured Canwest Global is not completed in accordance with the terms of the subscription agreement dated February 11, 2010, as amended, other than as a result of a material breach by Canwest Global Communications Corp.

2. Board of Directors, Share Certificates, etc.

(a) Each of the parties hereto acknowledges and agrees that Shaw is entitled to the benefit of all of the rights of representation on the board of directors (the “CW Board”) and reporting committee of CW Investments and its subsidiaries as set out in Article 4 of the Shareholders Agreement and that Article 4 of the Shareholders Agreement is hereby amended to replace all references to “GSCP” therein with “Shaw” and all references to “GS Holdcos” therein with “Purchaser”. For greater certainty, each of the parties hereto acknowledges and agrees that Shaw’s nominees from time to time on the CW Board shall be entitled to the benefit of, and exercise, all approval rights set out in section 4.7 of the Shareholders Agreement.

(b) CMI, CW Investments, GSCP and the Vendors hereby (i) agree to cooperate with Shaw and the Purchaser to take all steps necessary or desirable to immediately replace the existing nominees of GSCP on the board of directors of CW Investments with nominees of Shaw and (ii) acknowledge and agree that any nominee of Shaw that is a director, officer or employee of Shaw or its affiliates is acceptable as a director of CW Investments, subject only to compliance with section 4.1(a) of the Shareholders Agreement.

(c) From time to time, upon receipt of the share certificates and instruments of transfer in respect of Shares sold by the Vendors to the Purchaser (including, without limitation, upon exercise of the Option), CW Investments shall issue to the Purchaser share certificates evidencing the Purchaser as the registered owner of the Shares (and, on the date hereof, CW Investments shall issue to the Vendors share certificates evidencing the Vendors as the registered owners of the Option Shares), and shall update the CW Investments share registers accordingly.

3. Liabilities under the Shareholders Agreement

(a) CMI and CW Investments (and from and after the date hereof, Shaw and the Purchaser) hereby release and forever discharge GSCP and the Vendors from any and all Claims which CMI or CW Investments (and from and after the date hereof, Shaw and the Purchaser) now have, have had or may have in the future, against GSCP or the Vendors in respect of any of their Liabilities under the Shareholders Agreement. GSCP and the Vendors hereby release and forever discharge CMI and CW Investments (and from and after the date hereof, Shaw and the Purchaser) from any and all Claims which GSCP or the Vendors now have, have had or may have in the future, against CMI or CW Investments (and from and after the date hereof, Shaw and the Purchaser) in respect of their Liabilities under the Shareholders Agreement.

(b) It is acknowledged and agreed by CMI and CW Investments (and from and after the date hereof, Shaw and the Purchaser), on the one hand, and GSCP and the Vendors, on the other, that the other parties have met all of their obligations under the Shareholders Agreement to the date hereof and are subject to no Liabilities in respect of the other parties under the Shareholders Agreement.

(c) For the avoidance of doubt, all of the parties hereto agree and acknowledge that (i) from and after the date hereof, GSCP and the Vendors are no longer parties to the Shareholders Agreement (and no longer have the benefit of any rights or have any obligations or Liabilities thereunder) and (ii) from and after the date hereof, all of the obligations of GSCP and the Vendors under the Shareholders Agreement (including, without limitation, under Section 6.11 thereof) shall terminate in all respects.

4. Other Agreements

(a) From and after the date hereof, Shaw and the Purchaser hereby agree to be bound by the terms (including all covenants, agreements and obligations) of the Indemnity Agreement as a party to the Indemnity Agreement and each of the parties to the Indemnity Agreement agree that Shaw and the Purchaser shall be entitled to all benefits of a party to the Indemnity Agreement, as a party thereto.

(b) The Purchaser shall be a new party to the Indemnity Agreement in the identical capacity to the Vendors, entitled to the same rights and benefits and subject to the same restrictions and obligations after the date hereof as the Vendors pursuant to the Indemnity Agreement, mutatis mutandis. Shaw shall be a new party to the Indemnity Agreement in the identical capacity to GSCP, entitled to the same rights and benefits and subject to the same restrictions and obligations after the date hereof as GSCP pursuant to the Indemnity Agreement, mutatis mutandis.

(c) GSCP and the Vendors hereby cease to be parties to or have any right, title and interest in and to or have any obligation or Liability under or in connection with the Indemnity Agreement. Each of the parties hereto agrees and acknowledges that from and after the date hereof, neither GSCP nor either Vendor shall be (or be deemed to be) a party to the Indemnity Agreement (or have the benefit of any rights or have any obligations or Liabilities thereunder).

(d) CMI and CW Investments (and from and after the date hereof, Shaw and the Purchaser) hereby release and forever discharge GSCP and the Vendors from any and all Claims which CMI or CW Investments (and from and after the date hereof, Shaw and the Purchaser) now have, have had or may have in the future, against GSCP or the Vendors in respect of their Liabilities under the Indemnity Agreement. GSCP and the Vendors hereby release and forever discharge CMI and CW Investments (and from and after the date hereof, Shaw and the Purchaser) from any and all Claims which GSCP or the Vendors now have, have had or may have in the future, against CMI or CW Investments (and from and after the date hereof, Shaw and the Purchaser) in respect of their Liabilities under the Indemnity Agreement. For the avoidance of doubt, all of the parties hereto agree and acknowledge that (i) from and after the date hereof, GSCP and the Vendors are no longer parties to the Indemnity Agreement (and no longer have the benefit of any rights or have any obligations or Liabilities thereunder) and (ii) from and after the date hereof, all of the obligations of GSCP and the Vendors under the Indemnity Agreement shall terminate in all respects.

(e) It is acknowledged and agreed by CMI and CW Investments (and from and after the date hereof, Shaw and the Purchaser), on the one hand, and GSCP and the Vendors, on the other, that the other parties have met all of their obligations under the Indemnity Agreement to the date hereof and are subject to no Liabilities in respect of the other parties under the Indemnity Agreement.

(f) For the avoidance of doubt, the parties hereto agree and acknowledge that the Reimbursement Agreement (by and among Alliance Atlantis Communications Inc., CMI and the Vendors), the Funds Flow Agreement (by and among the parties to the Shareholders Agreement) and the AA Acquisition Cost-Sharing Agreement (by and among AA Acquisition Corp., the Vendors and CMI), each dated as of August 15, 2007, shall each be deemed to be terminated as of the date hereof, and no party to any such agreement shall have any Liability or other obligation to any other party thereto, now or in the future. For the avoidance of doubt, all of the parties hereto agree and acknowledge that, as of the date hereof, the only agreements (i) to which GSCP, GS Shareholder Holdco One, GS Shareholder Holdco Two, GSCP VI AA Two Holding S.ar.l., GS Capital Partners VI Offshore Fund, L.P., GS Capital Partners VI Parallel, L.P. and/or GS Capital Partners VI GmbH & Co. KG (each a “GS Entity”), on the one hand, and Canwest Global (as defined in the Share Purchase Agreement), any of its subsidiaries (including CMI), CW Investments, any of its subsidiaries, Purchaser, Shaw and/or any its subsidiaries (each a “Non-GS Entity”), on the other hand, are a party, (ii) which continue to be in effect and (iii) under which any GS Entity, on the one hand, or any Non-GS Entity, on the other hand, has (or could have in the future) any Liability or obligation, are (x) the Transaction Agreements, (y) the Tax Shelter Agreement (as defined in the Shareholders Agreement) and (z) the management rights agreement letter, dated as of August 15, 2007, by and between CW Investments and GS Capital Partners VI Parallel, L.P.

5. Representations, Warranties of the Parties; Covenants of CMI

(a) Each party hereby represents and warrants to the others as follows:

(i)	it is validly existing under the laws of its jurisdiction of formation, has the power to own or lease its property and has the power and authority to enter into and perform its obligations under this Agreement;

(ii)	this Agreement constitutes a valid and binding obligation of it enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors’ rights generally or by general principles of equity, whether asserted in a proceeding in equity or law; and

(iii)	the execution, delivery and performance by it of this Agreement:

(A)	is within its corporate or other organizational power;

(B)	have been duly authorized by all necessary corporate action; and

(C)	does not contravene its articles, by-laws or other constating documents.

(b) CMI shall (i) use commercially reasonable efforts to pursue, support and to assist in the completion of the transactions contemplated by the Transaction Agreements in good faith, (ii) shall use commercially reasonable efforts to do all things that are reasonably necessary and appropriate in furtherance of, and to consummate and make effective, the transactions contemplated by the Transaction Agreements and (iii) not take any action, directly or indirectly, that is materially inconsistent with, or is intended or is likely to interfere with the consummation of, the transactions contemplated by the Transaction Agreements on the terms set out in the Transaction Agreements.

6. Certain Rules of Interpretation in this Agreement

(a) The terms “Agreement”, “this Agreement”, “the Agreement”, “hereto”, “hereof”, “herein”, “hereby”, “hereunder” and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof, and any reference to this Agreement means this Agreement as amended, modified, replaced or supplemented from time to time.

(b) The division of this Agreement into Articles, Sections and Subsections and the insertion of headings are for reference purposes only and shall not affect the interpretation of this Agreement. Unless otherwise indicated, any reference herein to a particular Article, Section or Subsection refers to the specified Article, Section or Subsection of this Agreement.

(c) Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

(d) Where the word “including” or “includes” is used in this Agreement, it means “including (or includes) without limitation”.

(e) The terms “party” and “the parties” refer to a party or the parties to this Agreement.

(f) The language used in this Agreement is the language chosen by the parties to express their mutual intent, and no rule of strict construction shall be applied against any party.

(g) Whenever any action to be taken under this Agreement is required to be made or taken on a day other than a Business Day, such payment shall be made or action taken on the next Business Day following.

7. Miscellaneous

(a) Each party shall take all such actions as are commercially reasonable, deliver to the other party such further information and documents and execute and deliver to the other party such further instruments and agreements as, in each case, the other party shall reasonably request to the extent necessary to consummate or confirm the transactions provided for in this Agreement or to accomplish the purpose of this Agreement or to assure to the other party the benefits of this Agreement; provided, however, that this provision shall not be interpreted as affecting, restricting or influencing the manner in which a party may exercise any approval, consent or other right in respect of the conditions to closing or the right of a party to not waive a condition; provided further that nothing in this Section shall require GSCP or either of the Vendors (A) to participate in any proceedings, including any proceedings before the CRTC or CCAA Proceedings, (B) to incur any expense or (C) incur any obligation or liability, including any obligation or liability to refund any portion of the Share Purchase Price, the Option Purchase Price, the Expense Reimbursement or the Option Transfer Price.

(b) Time is of the essence in the performance of the parties’ respective obligations.

(c) If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, its application to other parties and all other provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

(d) Except as may be expressly provided in this Agreement, no party may assign this Agreement or any of the benefits, rights or obligations under this Agreement or enter into any participation agreement with respect to the benefits under this Agreement without the prior written consent of the other parties.

(e) No amendment to or supplement of this Agreement shall be valid or binding unless set forth in writing and duly executed by Shaw, the Purchaser, GSCP and the Vendors; provided that no amendment of this Agreement shall modify the rights or obligations of CMI or CW Investments unless agreed to in writing by CMI or CW Investments, as applicable. No waiver of any breach of any provision of this Agreement shall be effective or binding unless made in writing and signed by the party purporting to give such waiver and, unless otherwise provided in the written waiver, shall be limited to the specific breach waived.

(f) Any notice, consent or approval required or permitted to be given in connection with this Agreement shall be given (and deemed to be received) in accordance with Section 7.3 of the Share Purchase Agreement. In the case of a notice to CMI:

Canwest Media Inc.
31st Floor
Canwest Global Place
201 Portage Ave
Winnipeg, Manitoba R3B 3L7

Attention: General Counsel
Facsimile: 204-947-9841

with a copy by e-mail or fax (which shall not constitute Notice) to:

Osler, Hoskin & Harcourt LLP
Box 50
1 First Canadian Place
Toronto, Ontario M5X 1B8

Attention: Edward Sellers
Email: esellers@osler.com
Facsimile: 416-862-6666

(g) This Agreement shall be construed, interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, the laws of the Province of Ontario and the federal laws of Canada applicable therein.

(h) Each of the parties hereby attorns to the exclusive jurisdiction of the courts of the Province of Ontario in connection with any action or proceeding arising out of or relating to this Agreement, waives any objection that it might otherwise be entitled to assert to the jurisdiction of such courts, and agrees not to assert that such courts are not a convenient forum for the determination of any such action or proceeding. Each of GSCP and the Vendors hereby irrevocably appoints the Process Agent in accordance with Section 7.8 of the Share Purchase Agreement as its agent to receive on behalf of it and its property, service of any documents by which any action, application, reference or other proceeding arising out of or related to this Agreement is commenced.

(i) This Agreement may be executed in counterparts, each of which shall constitute an original and each of which taken together shall constitute one and the same instrument.

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